UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   COHEN, STANLEY B.
   2300 Windy Ridge Parkway
   Suite 100 North
   Marietta, GA  30339-8426
2. Issuer Name and Ticker or Trading Symbol
   THE PROFIT RECOVERY GROUP INTERNATIONAL, INC.
   PRGX
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   8/2000
5. If Amendment, Date of Original (Month/Year)
   8-8-00
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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Common Stock               |      |    | |                  |   |           |496,792            |D     |                           |
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Common Stock               |8-4-00|P   | |1000              |A  |8.8750     |                   |I     |                           |
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Common Stock               |8-4-00|P   | |1000              |A  |8.9375     |                   |I     |                           |
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Common Stock               |8-4-00|P   | |5000              |A  |9.0000     |                   |I     |                           |
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Common Stock               |8-4-00|P   | |1000              |A  |9.1250     |                   |I     |                           |
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Common Stock               |8-4-00|P   | |1000              |A  |9.1875     |                   |I     |                           |
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Common Stock               |8-4-00|P   | |4000              |A  |9.2500     |                   |I     |                           |
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Common Stock               |8-4-00|P   | |1000              |A  |9.3125     |                   |I     |                           |
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Common Stock               |8-4-00|P   | |3000              |A  |9.3750     |                   |I     |                           |
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Common Stock               |8-4-00|P   | |1000              |A  |9.4375     |                   |I     |                           |
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Common Stock               |8-9-00|P   | |1000              |A  |7.9375     |                   |I     |                           |
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Common Stock               |8-9-00|P   | |2000              |A  |8.0000     |                   |I     |                           |
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Common Stock               |8-9-00|P   | |1000              |A  |8.1250     |22,000             |I     |General Partner            |
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Common Stock               |      |    | |                  |   |           |268,208            |I     |By Trust                   |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
SIGNATURE OF REPORTING PERSON
/s/ Stanley Cohen by Clinton McKellar, Jr., Gen. Counsel
Stanley Cohen by Clinton McKellar, Jr., Gen. Counsel
DATE
8-10-00